THE COMPANY
SUMMARY CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DESCRIPTION OF THE NOTES
UNDERWRITING
PROSPECTUS
THE COMPANY
SELECTED CONSOLIDATED FINANCIAL INFORMATION
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

Filed Pursuant to Rule 424(B)(5)
Registration No. 333-87133

Prospectus Supplement to Prospectus dated September 30, 1999.

$400,000,000

The Procter & Gamble Company

4.00% Notes due April 30, 2005

        Procter & Gamble will pay interest on the notes on October 30 and April 30 of each year. The first such payment will be made on October 30, 2002. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total

Initial public offering price	99.912%	$399,648,000
Underwriting discount	.089%	$356,000
Proceeds, before expenses, to Procter & Gamble	99.823%	$399,292,000

      The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from February 28, 2002 and must be paid by the purchaser if the notes are delivered after February 28, 2002.

      Goldman Sachs expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on February 28, 2002.

Goldman, Sachs & Co.

Prospectus Supplement dated February 19, 2002.

THE COMPANY

      In this prospectus supplement and the accompanying prospectus, unless we otherwise specify or the context otherwise requires, references to:

-	“Procter & Gamble,” “we,” “us,” and “our” are to The Procter & Gamble Company and its subsidiaries;

-	“fiscal” followed by a specific year are to our fiscal year ended or ending June 30 of that year; and

-	“dollars,” “$” and “U.S.$” are to United States dollars.

      Procter & Gamble was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, we manufacture and market a broad range of consumer products in many countries throughout the world. Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.

      Our business is organized into five product-based, reportable segments called Global Business Units (“GBUs”). These units are: Fabric and Home Care; Baby, Feminine, and Family Care; Beauty Care; Health Care; and Food and Beverage.

•	Fabric and Home Care includes laundry, fabric enhancers, dishcare, and household cleaning products. Representative brands include Ariel, Tide, Dryel, Downy, Cascade, Dawn, and Swiffer.

•	Baby, Feminine and Family Care includes tissues, towels, tampons, pads and liners, diapers and wipes. Representative brands include Bounty, Charmin, Always, Whisper, Pampers and Pampers Wipes.

•	Beauty Care includes hair care, hair colorants, deodorants, personal cleansing, skin care and cosmetics and fragrances, including all hair care, hair color and personal care products acquired in connection with our recent purchase of Clairol, Inc. from Bristol-Myers Squibb Company. Representative brands include Pantene, Herbal Essences, Nice ‘N Easy, Head & Shoulders, Secret, Zest, Olay, Cover Girl and Old Spice.

•	Food and Beverage includes coffee, peanut butter, juice, snacks, and oils. Representative brands include Folgers, Jif, Sunny Delight, Pringles, and Crisco.

•	Health Care includes oral care, personal health care, pharmaceuticals and pet health and nutrition. Representative brands include Crest, Scope, Metamucil, Vicks, Actonel, Asacol, Iams, and Eukanuba.

      In the most recent fiscal year ended June 30, 2001, the Fabric and Home Care and Baby, Feminine and Family Care global business units each accounted for 30% of total sales. Beauty Care accounted for 18%, and Health Care and Food and Beverage each accounted for 11% of total sales.

      Our GBU structure is complemented by eight Market Development Organizations (“MDOs”) intended to maximize the business potential for the entire product portfolio in each local market. In addition, we are in the process of streamlining and standardizing our essential global business services, such as accounting, employee benefits management, order management and information technology services, into a common Global Business Services organization.

      We began implementing the GBU/ MDO structure in 1999 as part of our Organization 2005 restructuring program. The program was expanded in 2001 to deliver further cost reductions. We anticipate that completion of Organization 2005 will: (a) cost $5.6 billion before tax ($4.4 billion after tax); (b) result in about 24,000 separations worldwide; and (c) result in nearly $2 billion in annual after tax savings by fiscal year 2004.

      In the United States, as of June 30, 2001, we owned and operated 40 manufacturing facilities and leased and operated 2 manufacturing facilities in 23 states. In addition, we owned and operated 92 manufacturing facilities in 45 other countries as of that date. Fabric and Home Care products were produced at 47 of these locations; Baby, Feminine and Family Care products at 50; Health Care products at 27; Beauty Care products at 34; and Food and Beverage products at 15.

      In November 2001, we purchased the Clairol business from Bristol-Myers Squibb Company. This acquisition includes hair care, hair color and personal care products with approximately $1.6 billion in annual net sales. We are currently in the process of fully integrating the Clairol business into our Beauty Care GBU.

      In October 2001, we announced our intention to divest our Crisco and Jif brands in a spin-merge transaction with the J.M. Smucker Company. We expect this transaction to be completed by the end of our current fiscal year.

      All statements, other than statements of historical fact, included or incorporated by reference in this prospectus supplement and the accompanying prospectus, are forward looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this prospectus supplement and the accompanying prospectus, there are certain factors that could cause results to differ materially from those anticipated by some of the statements made. These include achievement of the business unit volume and income growth projections, the achievement of the company’s cost containment goals, the successful integration of the Clairol business, the timely and successful closing of the Jif® and Crisco® spin/ merger transaction, the continued political and/ or economic uncertainty in Latin America, any political and/ or economic uncertainty due to terrorist activities, Kmart’s successful management during, and emergence from, Chapter 11 bankruptcy and P&G’s successful management of business, legal and financial matters during Kmart’s Chapter 11 bankruptcy proceedings, as well as factors listed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the company’s most recently filed Forms 10-K and 10-Q and in the company’s most recently filed Form 8-Ks.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

      The following summary consolidated financial information for the three months and six months ended December 31, 2001 and December 31, 2000 and as of December 31, 2001 has been derived from our unaudited consolidated financial statements contained in our Quarterly Report to Shareholders on Form 10-Q for the quarter ended December 31, 2001. The summary consolidated financial information for the fiscal year ended June 30, 2001 has been derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2001. We believe that all adjustments necessary for the fair presentation thereof have been made to the unaudited financial data. The results for the interim period ended December 31, 2001 are not necessarily indicative of the results for the full fiscal year.

      In accordance with SFAS No. 142, effective July 1, 2001, the Company discontinued the amortization of goodwill and identifiable intangible assets that have indefinite useful lives. Intangible assets that have finite useful lives will continue to be amortized over their useful lives.

	Three Months Ended		Six Months Ended
	December 31,		December 31,

	2000	2001	2000	2001

	(Amounts in Millions, Except Per
	Share Amounts)
NET SALES	$10,182	$10,403	$20,151	$20,169
Cost of products sold	5,417	5,339	10,724	10,450
Marketing, research and administrative expenses	3,054	3,200	5,937	6,093

OPERATING INCOME	1,711	1,864	3,490	3,626
Interest expense	224	150	403	307
Other income, net	294	200	397	222

EARNINGS BEFORE INCOME TAXES	1,781	1,914	3,484	3,541
Income taxes	587	615	1,135	1,138

NET EARNINGS	$1,194	$1,299	$2,349	$2,403

PER COMMON SHARE:
Basic net earnings	$0.89	$0.98	$1.76	$1.81
Diluted net earnings	$0.84	$0.93	$1.66	$1.71
Dividends	$0.35	$0.38	$0.70	$0.76
AVERAGE COMMON SHARES OUTSTANDING — DILUTED	1,411.0	1,401.5	1,410.0	1,401.0

	As of	As of
	June 30, 2001	December 31, 2001

	(Amounts in Millions)
WORKING CAPITAL	$1,043	$(2,719)
TOTAL ASSETS	$34,387	$41,372
LONG-TERM DEBT	$9,792	$9,886
SHAREHOLDERS’ EQUITY	$12,010	$13,079

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      For the quarter ended December 31, 2001, we reported net earnings of $1.30 billion or $0.93 per share. Results included a $146 million after-tax restructuring charge related to our streamlining of operations and business portfolio. Net earnings in the year ago quarter were $1.19 billion, including a $120 million after-tax restructuring charge.

      Core net earnings were $1.03 per share or $1.45 billion for the current quarter, compared to $0.97 per share or $1.37 billion in the year ago quarter. These results exclude restructuring charges in both periods. Additionally, the year ago quarter excludes $55 million after-tax, or $0.04 per share, for amortization of goodwill and certain intangible assets that are not required in the current period.

      Net sales were $10.40 billion, up two percent versus a year ago. Unit volume grew five percent versus the prior year, led by double-digit growth in the Health Care and Beauty Care GBU. Excluding acquisitions and divestitures, unit volume increased four percent. Pricing had a two percent negative impact on sales in the quarter, consistent with plans to achieve more competitive levels and address the impact of commodity prices. Foreign exchange had a negative one percent impact on net sales.

      Business segment after tax earnings were up 12 percent, reflecting increased volume and improved manufacturing costs. Beauty Care and Fabric and Home Care generated two-thirds of the net earnings growth.

      For the first six months, reported net earnings were $2.40 billion, or $1.71 per share. Results included a $384 million after-tax charge related to the restructuring program. Excluding restructuring charges and the prior year amortization of goodwill and certain intangibles, core net earnings were $2.79 billion in 2001 and $2.66 billion in 2000. Core net earnings per share grew five percent to $1.99 in the current year. Net sales were up two percent, excluding a two percent negative foreign exchange impact.

      Gross margin was 48.7 percent for the current quarter, compared to 46.8 percent in the same quarter of the prior year, and 43.7 percent for the full fiscal year ended June 30, 2001. This margin progress reflects lower manufacturing costs and the benefits of previous restructuring actions. Cost of products sold includes an $82 million before-tax restructuring charge. Excluding restructuring costs, gross margin was 49.4 percent, compared to 47.6 percent in the year ago quarter.

      Operating margin was 17.9 percent for the quarter, compared to 16.8 percent in the same quarter year ago, and 12.1 percent for the prior fiscal year. Excluding restructuring charges and amortization of goodwill and certain intangible assets in the year ago quarter, operating margin grew to 19.8 percent from 18.9 percent. Operating margin progress was driven by gross margin improvement. Marketing, research and administrative costs reflect good progress on base savings programs, but increased due to costs associated with the integration of Clairol and increased investments in Health Care.

      Following are highlights by GBU:

Fabric & Home Care

      Fabric and Home Care results improved during the second quarter, with four percent volume growth behind strength in Europe fabric care and improved performance in North America home care. Net sales were $2.97 billion, up one percent, as minor pricing and mix impacts in Western Europe and Asia partially offset increased volume. Net earnings were $437 million, up 12 percent, due to disciplined cost management led by North America and Western Europe and increased marketing support efficiencies.

      Year-to-date, unit volume reflected a one percent increase while net sales declined three percent. Net earnings were flat versus year ago.

Baby, Feminine & Family Care

      Baby, Feminine and Family Care reflected solid results. Unit volume increased three percent behind strong family care volume, particularly on Bounty® in North America and baby care’s Pamper’s Wipes®. Net sales were $3.03 billion, down one percent, as commodity-driven price moves in family care and targeted pricing actions in baby care more than offset volume growth. Earnings were $335 million, up 14 percent, behind a strong focus on cost efficiencies including restructuring gains.

      For the first six months of the year, unit volume increased three percent. Net sales declined one percent while earnings grew eight percent.

Beauty Care

      Beauty Care continued to deliver strong results led by progress in hair care across all regions. Unit volume increased 15 percent driven by the Clairol acquisition. Excluding the impact of acquisitions and divestitures, volume was up three percent. Net sales were $2.06 billion, up 13 percent, excluding a two percent negative exchange impact, as strength in hair care — driven by Pantene®, Head & Shoulders® and Clairol — was partially offset by price adjustments in North America’s personal cleansing category. Excluding acquisitions and divestitures, net sales were up two percent. Net earnings were $334 million, up 17 percent versus last year despite increased costs associated with the integration of Clairol. This earnings increase was driven by a continued focus on cost control and higher launch costs in the base period.

      For the first six months of the fiscal year, unit volume was up seven percent. Net sales increased three percent while net earnings grew 19 percent. Excluding the impact of acquisitions and divestitures, volume increased two percent and net sales declined one percent during this six-month period.

Health Care

      Health Care posted strong results, with double-digit volume and sales growth, led by oral care and pharmaceuticals. Unit volume increased 15 percent driven by strong sales of Actonel® and Crest®(particularly White Strips® and Spinbrush®). Net sales grew 17 percent to $1.34 billion behind volume growth and positive mix effects. Crest joined the ranks of P&G’s billion dollar brands, achieving $1.0 billion in sales in calendar year 2001. Net earnings were $172 million, up five percent, as investments behind oral care initiatives and pharmaceutical development partially offset gains due to volume.

      On a year-to-date basis, unit volume was up 17 percent and net sales were up 18 percent. Net earnings grew 27 percent behind these strong volume and net sales results.

Food & Beverage

      Net earnings in Food and Beverage increased despite a divestiture in the prior year and commodity-related pricing actions. Net sales declined 11 percent to $1.05 billion on a nine percent unit volume decline. Excluding the divestiture impacts, unit volume was down five percent reflecting an increased competitive merchandising environment. Pricing also contributed to decreased sales as we continued to reflect lower green coffee costs into Folgers® pricing. Net earnings were $126 million, up two percent, behind restructuring savings in juice and coffee and other cost savings efforts offset by lower volumes.

      For the first half of the year, unit volume was down eight percent while net sales were down ten percent and net earnings grew 13 percent.

Corporate

      The Corporate segment contains both operating and non-operating items that are not included in the business results. The comparability of corporate results is affected by a reduction in divestiture gains and higher restructuring costs in the current year. These more than offset the benefit from the accounting change to no longer amortize goodwill and certain intangibles, effective in the current year.

Financial Condition & Liquidity

      For the six-month period ended December 31, 2001, cash generated from operating activities totaled $3.2 billion, up $0.9 billion from the same period in the prior year. The increase in operating cash flow was primarily due to changes in working capital levels. Progress on accounts receivable continues while inventory levels are up slightly, primarily in Food and Beverage and Baby, Feminine and Family Care. This reflects both volume trends and initiative activity. Accounts payable and accruals delivered a significant amount of cash flow improvement, reflecting the timing of payments for accruals. Accounts payable were relatively stable.

      Investing activities and financing activities reflect the impacts of the Clairol acquisition and associated financing. Initial funding for the acquisition was primarily achieved with short-term debt. Importantly, capital spending declined $583 million, reflecting increased efficiencies across multiple GBUs primarily in North America. The decline in proceeds from asset sales is consistent with reduced divestitures gains.

Commitments and Contingencies

      On January 22, 2002, the Securities and Exchange Commission issued an interpretive release on disclosures related to liquidity and capital resources, including off-balance sheet arrangements. We do not have material off-balance sheet arrangements or related party transactions. We are not aware of factors that are reasonably likely to adversely affect liquidity trends, other than the risk factors presented in our other filings. However, the following additional information is provided to assist financial statement users.

      Operating Leases — These leases generally are entered into only for non-strategic investments (e.g., warehouses, office buildings) where the economic profile is favorable. The liquidity impact of outstanding leases is not material to Procter & Gamble — by reference to both annual cash flow and total outstanding debt.

      Purchase Commitments — We have purchase commitments for materials, supplies, services, and property, plant and equipment as part of the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market. Due to the proprietary nature of many of our materials and processes, certain supply contracts contain penalty provisions for early termination. We do not believe a material amount of penalties is reasonably likely to be incurred under these contracts based upon historical experience and current expectations.

      Other Contractual Obligations — We do not have material financial guarantees or other contractual commitments that are reasonably likely to adversely affect liquidity. However, we do have a contingent purchase price provision associated with a prior acquisition. Based on recent business developments, it is reasonably likely that we will settle that arrangement during the current fiscal year. The additional purchase proceeds have not been agreed upon, but are not expected to materially affect our financial condition or results of operations.

      Related Party Transactions — We do not have any related party transactions that materially affect the results of operations, cash flow or financial condition.

Pension Plans and Retiree Benefits

      Our pension plans and retiree benefits are discussed in the footnotes to our Form 10-K for the fiscal year ended June 30, 2001. We provide post retirement income funded via a profit sharing trust for virtually all U.S. based employees. This plan is a defined contribution plan. Employees outside of the U.S. are generally covered by local defined benefit pension plans. The footnotes disclose a combined underfunding of these plans of $1.1 billion. This underfunding is not a result of short-term changes in pension fund asset values. It is a function of factors that exist outside of the U.S. where there is no legal requirement or incentive to fund pension liabilities. The appropriate liabilities have been reflected in our financial statements.

Restructuring Program Update

      Beginning in 1999 — concurrent with our reorganization into product-based GBUs — we initiated our Organization 2005 restructuring program. The program was expanded in March of 2001 to deliver further cost reductions through reduced overhead, further manufacturing consolidations, operational streamlining and discontinuation of under-performing businesses and initiatives.

      Restructuring charges include separation related expenses, asset write-downs or accelerated depreciation, results relating to discontinued initiatives and other costs directly related to the restructuring effort. These costs are reported in the corporate segment for management and external reporting.

      During the quarter ended December 31, 2001, we recorded charges totaling $189 million before tax ($146 million after tax) related to restructuring, as detailed in the following table:

Restructuring Program July-December, 2001 Charges (before tax)

		Quarter	Quarter
		One	Two
	Beginning	Charges	Charges			Applied	Ending
	Reserves	Jul-Sep	Oct-Dec	Total	Cash	Against	Reserves
Amounts in Millions	At 6/30/01	01	01	Charges	Spent	Assets	12/31/01

Employee separations	$243	$212	$85	$297	$(231)	$—	$309
Asset write-downs	—	31	30	61	—	(61)	—
Accelerated depreciation	—	32	38	70	—	(70)	—
Other	217	35	36	71	(167)	(10)	111

	460	310	189	499	(398)	(141)	420

      During October — December 2001, restructuring charges against our cost of products sold amounted to $82 million before tax and charges included in marketing, research and administrative expenses amounted to $121 million before tax. In addition, we recorded $14 million of net sales from discontinued initiatives.

      Employee separation charges in October — December, 2001 are associated with severance packages for approximately 2,000 people. The packages are predominantly voluntary and are formula driven based on salary levels and past service. Severance costs related to voluntary separations are charged to earnings when the employee accepts the offer. The current and planned separations span the entire organization, including manufacturing, selling, research and administrative positions.

      The charges for accelerated depreciation and asset write-downs, which totaled $68 million before tax in the quarter ended December 31, 2001, are primarily related to manufacturing operations. Charges for accelerated depreciation relate to long-lived assets that will be taken out of service prior to the end of their normal service period due to manufacturing consolidations, technology standardization, plant closures or strategic choices to discontinue initiatives. We have shortened the estimated useful lives of such assets, resulting in incremental depreciation expense. Charges for asset write-downs relate to the establishment of new fair value bases for assets held for sale or disposal that represent excess capacity in the process of being removed from service or disposed and businesses held for sale in the next 12 months.

      Other costs incurred as a direct result of the restructuring program amounted to $36 million before tax during October-December, 2001. These were primarily for relocation, training, establishment of global business services and results from discontinued initiatives.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Six Months
	Ended
	December 31

	2000	2001

Ratio of earnings to fixed charges(1)	9.2x	11.1x

(1)	Earnings used to compute this ratio are earnings before income and taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representation of the interest factor).

DESCRIPTION OF THE NOTES

      The following description of the particular terms of the notes supplements the more general description of the debt securities contained in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls.

      Investors should read this section together with the section entitled “Description of Debt Securities” in the accompanying prospectus. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section. We qualify the description of the notes by reference to the indenture as described below.

General

      The notes:

-	will be in the aggregate principal amount of $400,000,000, subject to our ability to issue additional notes which may be of the same series as these notes as described under “— Further Issues,”

-	will be senior debt of Procter & Gamble, ranking equally with all other present and future unsecured and unsubordinated indebtedness of Procter & Gamble,

-	will be issued as a separate series under the indenture between Procter & Gamble and Bank One Trust Company, NA (formerly known as The First National Bank of Chicago), dated as of September 28, 1992, in registered, book-entry form only,

-	will be issued in U.S. dollars in denominations of $1,000 and integral multiples of $1,000,

-	will mature on April 30, 2005,

-	will be repaid at par at maturity,

-	will not be redeemable by us prior to maturity,

-	will be subject to defeasance and covenant defeasance, and

-	will not be subject to any sinking fund.

      If the maturity date is not a Business Day at the relevant place of payment, payment of principal will be made on the next day that is a Business Day at such place of payment. “Business Day” means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York and, for any place of payment outside of The City of New York in such place of payment.

      The indenture and the notes do not limit the amount of indebtedness which may be incurred or the amount of securities which may be issued by us or our subsidiaries, and contain no financial or similar restrictions on us or our subsidiaries, except as described in the prospectus under the caption “Description of Debt Securities — Restrictive Covenants.”

Interest

      The notes will bear interest at the rate of 4.00% per year. Interest will accrue from and include February 28, 2002 or from and include the most recent interest payment date to which interest has been paid or provided for. We will make interest payments semiannually on April 30 and October 30 of each year, with the first interest payment being made on October 30, 2002. We will make interest payments to the person in whose name the notes are registered at the close of business on April 15 or October 15, as applicable, before the next interest payment date.

      If the interest payment date is not a Business Day at the relevant place of payment, payment of interest will be made on the next day that is a Business Day at such place of payment.

      Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Book-Entry System

      We have obtained the information in this section concerning DTC and their book-entry systems and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

      The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, The Depository Trust Company or any successor thereto and registered in the name of Cede & Co. (DTC’s partnership nominee).

      You may hold your interests in the global notes in the United States through DTC either as a participant in that system or indirectly through organizations which participate in that system. So long as DTC or its nominee is the registered owner of the securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

      Unless and until we issue the notes in fully certificated, registered form under the limited circumstances described below under the heading “Book-Entry System – Certificated Notes”:

-	you will not be entitled to receive a certificate representing your interest in the notes;

-	all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

-	all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

      DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC is:

-	a limited-purpose trust company organized under the New York Banking Law;

-	a “banking organization” under the New York Banking Law;

-	a member of the Federal Reserve System;

-	a “clearing corporation” under the New York Uniform Commercial Code; and

-	a “clearing agency” registered under the provision of Section 17A of the Securities Exchange Act of 1934.

      DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

      Direct participants of DTC include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

      If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The Securities and Exchange Commission has on file a set of the rules applicable to DTC and its direct participants.

      Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided below in “Book-Entry System — Certificated Notes.”

      To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-Entry Format

      Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants or to you as the beneficial owner. You may experience some delay in receiving your payments under this system.

      DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interests on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee under the indenture have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited direct DTC to take such action. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

Same-Day Settlement and Payment

      The underwriter will settle the notes in immediately available funds. We will make principal and interest payments on the notes in immediately available funds or the equivalent. Secondary market trading between DTC direct participants will occur in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity (if any) in the notes.

Certificated Notes

      Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

      We will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

-	we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the trustee or we are unable to locate a qualified successor within 90 days;

-	an event of default has occurred and is continuing under the indenture; or

-	we, at our option, elect to terminate the book-entry system through DTC.

      If any of the three above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the notes along with instructions for re-registration. The trustee will re-issue the notes in fully certificated registered form and will recognize the registered holders of the certificated notes as holders under the indenture.

Notices

      The trustee will mail notices by first class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the trustee maintains. The trustee will only mail these notices to Cede & Co., as the registered holder of the notes, unless we reissue the notes to you or your nominees in fully certificated form.

Replacement of Notes

      If any mutilated note is surrendered to the trustee, we will execute and the trustee will authenticate and deliver in exchange for such mutilated note a new note of the same series and principal amount. If the trustee and we receive evidence to our satisfaction of the destruction, loss or theft of any note and such security or indemnity as may be required by them, then we shall execute and the trustee shall authenticate and deliver, in lieu of such destroyed, lost or stolen note, a new note of the same series and principal amount. All expenses associated with issuing the new note shall be borne by the owner of the mutilated, destroyed, lost or stolen note.

Further Issues

      We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking equally with the notes in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes.

Governing Law

      The indenture and the notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

UNITED STATES TAX CONSIDERATIONS

      The following summary describes the material United States federal income tax consequences and, in the case of a holder that is a non-U.S. holder (as defined below), the United States federal estate tax consequences, of purchasing, owning and disposing of notes. This summary applies to you only if you are the initial holder of the notes and you acquire the notes for a price equal to the issue price of the notes. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

      This summary deals only with notes held as capital assets (generally, investment property) and does not deal with special tax situations such as:

-	dealers in securities or currencies;

-	traders in securities;

-	United States holders (as defined below) whose functional currency is not the United States dollar;

-	persons holding notes as part of a hedge, straddle, conversion or other integrated transaction;

-	certain United States expatriates;

-	financial institutions;

-	insurance companies;

-	entities that are tax-exempt for United States federal income tax purposes; and

-	persons that acquire the notes for a price other than their issue price.

      This summary does not discuss all of the aspects of United States federal income and estate taxation which may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences. This summary is based on United States federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in United States federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income tax consequences of purchasing, owning and disposing of notes as set forth in this summary. Before you purchase notes, you should consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes that may be applicable to you.

United States Holders

      The following summary applies to you only if you are a United States holder (as defined below).

Definition of a United States Holder

      A “United States holder” is a beneficial owner of a note or notes who or which, for United States federal income tax purposes, is:

-	an individual citizen or resident of the United States;

-	a corporation or partnership (or other entity classified as a corporation or partnership for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, including any State (unless, in the case of a partnership, future Treasury regulations otherwise provide);

-	an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

-	a trust, if, in general, a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Internal Revenue Code) has the authority to control all of the trust’s substantial decisions.

Payments of Interest

      Interest on your notes will be taxed as ordinary interest income. In addition:

-	if you use the cash method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time you receive the interest; and

-	if you use the accrual method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time the interest accrues.

Sale or Other Disposition of Notes

      Your tax basis in your notes generally will be their cost. You generally will recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

-	the amount realized on the sale or other disposition (less any amount attributable to accrued interest, which will be taxable in the manner described under “United States Tax Considerations — United States Holders — Payments of Interest”); and

-	your tax basis in the notes.

      Your gain or loss generally will be capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition, you have held the notes for more than one year. If you are a non-corporate United States holder, your long-term capital gain generally will be subject to a maximum tax rate of 20%. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income.

Backup Withholding

      In general, “backup withholding” at a rate of 30% may apply:

-	to any payments made to you of principal of and interest on your note, and

-	to payment of the proceeds of a sale or exchange of your note before maturity,

if you are a non-corporate United States holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

      The backup withholding tax is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

Non-U.S. Holders

      The following summary applies to you if you are a beneficial owner of a note or notes who or which, for United States federal income tax purposes, is not a United States holder (as defined above) (a “non-U.S. holder”). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by virtue of being present in the United States:

-	on at least 31 days in the calendar year, and

-	for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

Resident aliens are subject to United States federal income tax as if they were United States citizens.

United States Federal Withholding Tax

      Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by Procter & Gamble or any paying agent of Procter & Gamble (in its capacity as such) of principal of and interest on your notes under the “portfolio interest” exception of the Internal Revenue Code, provided that in the case of interest:

-	you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of the stock of Procter & Gamble entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

-	you are not (i) a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to Procter & Gamble through sufficient stock ownership (as provided in the Internal Revenue Code), or (ii) a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

-	such interest is not effectively connected with your conduct of a United States trade or business; and

-	you provide a signed IRS Form W-8 BEN certifying, under penalties of perjury, that you are not a United States person within the meaning of the Internal Revenue Code to:

(A)	Procter & Gamble or any paying agent of Procter & Gamble; or

(B)	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to Procter & Gamble or any paying agent of Procter & Gamble under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed IRS Form W-8 BEN and provides Procter & Gamble or any paying agent of Procter & Gamble with a copy of this Form.

Treasury regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these regulations:

-	if you are a foreign partnership, the certification requirement will generally apply to partners in you (or partners in such partners in the case of multiple-tier partnerships);

-	if you are a foreign trust, the certification requirement will generally apply to you if you are a “foreign complex trust,” or to beneficiaries in you if you are a “foreign simple trust,” or a “foreign grantor trust,” all as defined in the Treasury regulations.

If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

United States Federal Income Tax

      Except for the possible application of United States withholding tax (see “United States Tax Considerations — Non-U.S. Holders — United States Federal Withholding Tax” above) and backup withholding tax (see “United States Tax Considerations — Backup Withholding and Information Reporting” below), you generally will not have to pay United States federal income tax on payments of principal of and interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes (provided that, in the case of proceeds representing accrued interest, the conditions described in “United States Tax Considerations — Non-U.S. Holders — United States Federal Withholding Tax” are met) unless:

-	in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met; or

-	the gain is effectively connected with your conduct of a United States trade or business and, if an income tax treaty applies, is generally attributable to a United States “permanent establishment” maintained by you.

      If you are engaged in a trade or business in the United States and interest, gain or any other income in respect of your notes is effectively connected with the conduct of your trade or business and, if an income tax treaty applies and you maintain a United States “permanent establishment” to which the interest, gain or other income is generally attributable, you may be subject to United States federal income tax on a net basis on the interest, gain or income (although interest is exempt from the withholding tax discussed in the preceding paragraphs provided that you provide a properly executed Internal Revenue Service form on or before any payment date to claim the exemption).

      In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a United States income tax treaty with your country of residence. For this purpose, you must include interest, gain or income on your notes in the earnings and profits subject to the branch profits tax if these amounts are effectively connected with the conduct of your United States trade or business.

United States Federal Estate Tax

      If you are an individual and are not a United States citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of your death, your notes will generally not be subject to the United States federal estate tax, unless, at the time of your death:

-	you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of stock of Procter & Gamble that is entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

-	your interest on the notes is effectively connected with your conduct of a United States trade or business.

Recently enacted legislation reduces the maximum federal estate tax over an 8-year period beginning in 2002.

Backup Withholding and Information Reporting

      Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by Procter & Gamble or any paying agent of Procter & Gamble (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in “United States Tax Considerations — Non-U.S. Holders — United States Federal Withholding Tax” above, and provided that neither Procter & Gamble nor any paying agent of Procter & Gamble has actual knowledge or reason to know that you are a United States holder (as described in “United States Tax Considerations — United States Holders” above). Procter & Gamble or any paying agent of Procter & Gamble generally will, however, report payments of interest on the notes.

      The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding at a rate of 30%. If you sell your notes outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-United States office of a broker that is:

-	a United States person (as defined in the Internal Revenue Code);

-	a controlled foreign corporation for United States federal income tax purposes;

-	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

-	a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. In circumstances where information reporting by a non-United States office of a broker is required, backup withholding will be required only if the broker has actual knowledge that you are a United States holder.

      Payment of the proceeds from your disposition of a note made to or through the United States office of a broker is subject to information reporting and backup withholding unless you provide a Form W-8 BEN certifying that you are a non-U.S. person or you otherwise establish an exemption from information reporting and backup withholding.

      You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

      We and Goldman, Sachs & Co. (“Goldman Sachs”) have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions Goldman Sachs has agreed to purchase all the Notes.

      Goldman Sachs is committed to take and pay for all of the Notes being offered, if any are taken.

      Notes sold by Goldman Sachs to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by Goldman Sachs to securities dealers may be sold at a discount from the initial public offering price of up to 0.10% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from Goldman Sachs to certain other brokers or dealers at a discount from the initial public offering price of up to 0.05% of the principal amount of the notes. If all the notes are not sold at the initial offering price, Goldman Sachs may change the offering price and the other selling terms.

      The notes are a new issue of securities with no established trading market. We have been advised by Goldman Sachs that Goldman Sachs intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

      In connection with the offering, Goldman Sachs may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman Sachs of a greater number of notes than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

      These activities by Goldman Sachs may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Goldman Sachs at any time. These transactions may be effected in the over-the-counter market or otherwise.

      It is expected that delivery of the notes will be made against payment for the notes on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the seventh business day following the date of pricing of the notes (such settlement cycle being referred to herein as “T+7”). Under Rule 15c6-1 of the Commission under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any trade expressly agree otherwise. Accordingly purchasers who wish to trade the notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next three succeeding business days should consult their own advisor.

      We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $100,000.

      We have agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act of 1933.

      Goldman Sachs or its affiliates from time to time have performed and may in the future perform various investment and/or commercial banking services for us for which they have received customary compensation.

VALIDITY OF THE NOTES

      The validity of the notes will be passed upon for Procter & Gamble by Eric J. Wunsch, Esq., Counsel, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Mr. Wunsch may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson, and Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Mr. Wunsch. Fried, Frank, Harris, Shriver & Jacobson from time to time performs legal services for Procter & Gamble.

AVAILABLE INFORMATION

      We file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Information relating to the operation of the public reference facility may be obtained by calling the SEC at 1-800-SEC-0330.

      The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. Copies of such materials can be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

      In addition, reports, proxy statements and other information concerning us may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the offices of the Cincinnati Stock Exchange, 400 S. LaSalle Street, 5th Floor, Chicago, Illinois 60605.

      We have filed with the SEC a registration statement on Form S-3 with respect to the securities that we are offering through this prospectus supplement and the accompanying prospectus. This registration statement, together with all amendments, exhibits and documents incorporated by reference, is referred to as the ”registration statement.” This prospectus supplement does not contain all of the information included in the registration statement. Certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to ”incorporate by reference” the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information in documents that we file after the date of this prospectus supplement and before the termination of the offering will automatically update information in this prospectus supplement and the accompanying prospectus.

      We incorporate by reference into this prospectus supplement:

-	our Annual Report on Form 10-K for the year ended June 30, 2001;

-	our Quarterly Reports on Form 10-Q for the periods ended September 30, 2001 and December 31, 2001;

-	our Current Reports on Form 8-K dated August 7, 2001, August 15, 2001, September 5, 2001, October 30, 2001, November 16, 2001, December 11, 2001, and January 31, 2002; and

-	any future filings which we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities offered by this prospectus supplement and the accompanying prospectus.

PROSPECTUS

$4,000,000,000

The Procter & Gamble Company

By this prospectus, we may offer —

Debt Securities

Warrants

        We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

      This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

      Neither the securities and exchange commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This date of this Prospectus is September 30, 1999

      This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell in one or more offerings up to a total dollar amount of $3,825,000,000 of any combination of our debt securities and warrants.

      This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus.

      You should carefully read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

THE COMPANY

      The Procter & Gamble Company was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, we manufacture and market a broad range of consumer products in many countries throughout the world.

      Prior to July 1, 1999, we were managed in four operating segments: North America, which was comprised of the United States and Canada; Europe, Middle East and Africa; Asia; and Latin America. In addition, our operations fell within five product groups, aligned as follows: Laundry and Cleaning, Paper, Beauty Care, Food and Beverage, and Health Care.

-	Laundry and Cleaning includes laundry, dish care, hard surface cleaners and fabric conditioners. Representative brands include Ariel, Tide, Cascade, Dawn, Fairy and Downy.

-	Paper includes tissue/towel, feminine protection, diapers and wipes. Representative brands include Bounty, Charmin, Always, Whisper, Pampers and Pampers Wipes.

-	Beauty Care includes hair care, deodorants, personal cleaning, skin care and cosmetics and fragrances. Representative brands include Pantene, Vidal Sassoon, Secret, Safeguard, Oil of Olay, Cover Girl and Old Spice.

-	Food and Beverage includes coffee, peanut butter, juice, snacks, shortening and oil, and commercial services. Representative brands include Folgers, Jif, Sunny Delight, Pringles, Olean and Crisco.

-	Health Care includes oral care, gastrointestinal, respiratory care and pharmaceuticals. Representative brands include Crest, Scope, Metamucil, Vicks, Asacol, Didronel and Macrobid.

      The Laundry and Cleaning group and the Paper group each constituted 30% of consolidated 1999 fiscal-year sales.

      We have begun a major reorganization of our operations, moving from a geographical structure to product-based Global Business Units (“GBUs”) that will streamline management decision-making, strategic planning and manufacturing. We call this change “Organization 2005.” Consistent with this change, prior segment reporting will be restated starting with the first quarter of fiscal 2000 (July 1, 1999 through September 30, 1999) to reflect the following product-based segments: Fabric and Home Care, Paper, Beauty Care, Food and Beverage and Health Care.

      We will complement the GBU structure with eight Market Development Organizations intended to maximize the business potential for the entire product portfolio in each local market. Our new organization structure was effective July 1, 1999, although certain strategic planning activities were effective January 1, 1999. Organization 2005 will also streamline and standardize our global essential business services, such as accounting, employee benefits management, order management and information technology services, to a common Global Business Services organization.

      Organization 2005, which we began implementing in April 1999, will cost $1.9 billion after-tax over the six year period and will affect 15,000 positions worldwide.

      In the United States, we owned and operated manufacturing facilities at 37 locations in 21 states as of June 30, 1999. In addition, we owned and operated 93 manufacturing facilities in 44 other countries as of such date. Laundry and Cleaning products were produced at 45 of these locations; Paper products at 49; Health Care products at 21; Beauty Care products at 38; and Food and Beverage products at 15.

      Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The selected consolidated financial information for the year ended June 30, 1999 was derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1999. The selected consolidated financial information for the years ended June 30, 1998, 1997 and 1996 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998. The selected financial information for the year ended June 30, 1995 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1995, as adjusted for certain reclassifications made to conform to the presentation for the year ended June 30, 1996. All information is reported in U.S. dollars.

	Years Ended June 30,

	1995	1996	1997	1998	1999

	(in millions, except per share data)
Operating Results:
Net sales	$33,482	$35,284	$35,764	$37,154	$38,125
Cost of products sold	19,561	20,938	20,510	21,064	21,206
Earnings before income taxes	4,000	4,669	5,249	5,708	5,838
Income taxes	1,355	1,623	1,834	1,928	2,075
Net earnings	2,645	3,046	3,415	3,780	3,763
Basic net earnings per common share	$1.85	$2.14	$2.43	$2.74	$2.75
Diluted net earnings per common share	$1.74	$2.01	$2.28	$2.56	$2.59
Basic average shares outstanding (in millions)(1)	1,372.0	1,372.6	1,360.3	1,343.4	1,328.1
Ratio of earnings to fixed charges(2)	7.7	9.0	10.9	9.9	8.8

Financial Position (at period end):
Working Capital	$2,194	$2,982	$2,988	$1,327	$597
Total Assets	28,125	27,730	27,544	30,966	32,113
Long-term debt	5,161	4,670	4,143	5,765	6,231
Shareholders’ equity	10,589	11,722	12,046	12,236	12,058

(1)	Restated for two-for-one stock split effective August 22, 1997.

(2)	Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representative of the interest factor).

Results of Operations: Year Ended June 30, 1999 Compared to the Year Ended June 30, 1998

      We achieved strong core earnings performance for the year ended June 30, 1999. Basic net earnings were $3.76 billion or $2.75 per share compared to $3.78 billion or $2.74 per share in the prior year. Results include charges of $385 million after tax for the current year costs of the Organization 2005 initiative approved in June 1999. Organization 2005 is our multiyear program designed to accelerate sales and earnings growth over the coming years.

      Core net earnings were $4.15 billion for the fiscal year, up 10% from the prior year. Core net earnings exclude the Organization 2005 costs. Core basic net earnings per share were $3.04, an increase of 11% from the prior year. Fiscal year profit results were driven by higher value initiatives, effective cost containment and improved pricing.

      Worldwide net sales for the current year were $38.13 billion, an increase of 3% on flat unit volume. The increase in sales was attributable to improved pricing in all regions and favorable volume and product mix in North America, partially offset by exchange impacts. Unfavorable exchange rates, primarily in Asia and Latin America, depressed sales by 1% for the year.

      Worldwide gross margin was 44.4%, compared to 43.3% in the prior year. Gross margin includes $443 million in before-tax charges related to the Organization 2005 program. These charges consisted primarily of accelerated depreciation and asset write-downs. Excluding these charges, gross margin increased to 45.5%, reflecting effective cost containment, primarily in North America.

      Worldwide marketing, research, and administrative expenses were $10.67 billion, versus $10.04 billion in the prior year, or 28.0% and 27.0% of sales for 1999 and 1998, respectively. The 6% increase in total spending was primarily due to increased research spending, primarily in the paper and health care businesses, and increased spending for new initiatives. Organization 2005 costs increased marketing, research, and administrative expenses by $38 million, related primarily to employee separation expenses.

      Operating income grew 3%. Excluding the charges for Organization 2005, operating income grew 11%. These trends reflect sales growth and cost control efforts.

      Interest expense increased 19% to $650 million on increased debt, primarily due to share repurchases. Other income, net, which consists primarily of interest and investment income, contributed $235 million in the current year compared to $201 million in the prior year.

      Our effective tax rate for the year was 35.5%, compared to 33.8% in the prior year. The increase reflects a reduction in benefits for research and development tax credits in North America, which were included in prior year results, as well as the impact of various country tax rates on our Organization 2005 program costs. Excluding Organization 2005 program costs and related tax effects, the tax rate was 34.4%.

      Net earnings margin was 9.9% versus 10.2% in the prior year. Excluding the Organization 2005 charges, core net earnings margin was 10.9%, the highest in 58 years.

      Over the last several years, we maintained an ongoing program of simplification and standardization, which included projects to consolidated selected manufacturing facilities, re-engineer manufacturing and distribution processes, redesign organizations, simplify product line-ups and divest non-strategic brands and assets. This program did not have a significant impact on 1999 or 1998 net earnings. Beginning with the fourth quarter of 1999, this program was superseded by Organization 2005.

USE OF PROCEEDS

      Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of debt securities and warrants offered by this prospectus for general corporate purposes.

DESCRIPTION OF DEBT SECURITIES

      This section describes the general terms and provisions of any debt securities that we may offer in the future. A prospectus supplement relating to a particular series of debt securities will describe the specific terms of that particular series and the extent to which the general terms and provisions apply to that particular series.

General

      We expect to issue the debt securities under an indenture, dated as of September 28, 1992, between us and Bank One Trust Company, NA (formerly The First National Bank of Chicago), as trustee. We have incorporated by reference the indenture as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the indenture are not complete. You should read the indenture for a more complete understanding of the provisions described in this section. The indenture itself, not this description or the description in the prospectus supplement, defines your rights as a holder of debt securities. Parenthetical section and article numbers in this description refer to sections and articles in the indenture.

      The debt securities will be unsecured obligations of Procter & Gamble. The indenture does not limit the amount of debt securities that we may issue under the indenture. The indenture provides that we may issue debt securities from time to time in one or more series.

Terms of a Particular Series

      Each prospectus supplement relating to a particular series of debt securities will include specific information relating to the offering. This information will include some or all of the following terms of the debt securities of the series:

-	the title of the debt securities;

-	any limit on the total principal amount of the debt securities;

-	the date or dates on which the debt securities will mature;

-	the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, if any, and the date or dates from which interest will accrue;

-	the dates on which interest, if any, will be payable and the regular record dates for interest payments;

-	any mandatory or optional sinking fund or similar provisions;

-	any optional or mandatory redemption provisions, including the price at which, the periods within which, and the terms and conditions upon which we may redeem or repurchase the debt securities;

-	the terms and conditions upon which the debt securities may be repayable prior to final maturity at the option of the holder;

-	the portion of the principal amount of the debt securities that will be payable upon acceleration of maturity, if other than the entire principal amount;

-	provisions allowing us to defease the debt securities or certain restrictive covenants and certain events of default under the indenture;

-	if other than in United States dollars, the currency or currencies, including composite currencies, of payment of principal of and premium, if any, and interest on the debt securities;

-	the federal income tax consequences and other special considerations applicable to any debt securities denominated in a currency or currencies other than United States dollars;

-	any index used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the debt securities;

-	if the debt securities will be issuable only in the form of a global security as described below, the depository or its nominee with respect to the debt securities and the circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depository or its nominee; and

-	any other terms of the debt securities. (Section 301)

Payment of Principal, Premium and Interest

      Unless otherwise indicated in the prospectus supplement, principal of and premium, if any, and interest, if any, on the debt securities will be payable, and the debt securities will be exchangeable and transfers of debt securities will be registrable, at the office of the trustee at 153 West 51st Street, New York, New York 10019. At our option, however, payment of interest may be made by:

-	wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the trustee from any holder of debt securities;

-	any similar manner that the holder may designate in writing to the trustee; or

-	check mailed to the address of the holder as it appears in the security register. (Sections 301, 305 and 1002)

      Any payment of principal and premium, if any, and interest, if any, required to be made on a day that is not a business day need not be made on that day, but may be made on the next succeeding business day with the same force and effect as if made on the non-business day. No interest will accrue for the period from and after the non-business day. (Section 113)

      Unless otherwise indicated in the prospectus supplement relating to the particular series of debt securities, we will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 or any multiple of $1,000. (Section 302) We will not require a service charge for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange. (Section 305)

Original Issue Discount Securities

      Debt securities may be issued under the indenture as original issue discount securities to be offered and sold at a substantial discount from their stated principal amount. An original issue discount security under the indenture includes any security which provides for an amount less than its principal amount to be due and payable upon a declaration of acceleration upon the occurrence of an event of default. In addition, under regulations of the U.S. Treasury Department it is possible that debt securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes, and special rules may apply to debt securities and warrants which are considered to be issued as “investment units”. Federal income tax consequences and other special considerations applicable to any such original issue discount securities, or other debt securities treated as issued at an original issue discount, and to “investment units” will be described in the applicable prospectus supplement.

Book-Entry Debt Securities

      The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depository or its nominee identified in the prospectus supplement relating to the debt securities. In this case, one or more global securities will be issued in a denomination or total denominations equal to the portion of the total principal amount of outstanding debt securities to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be registered for transfer or exchange except as a whole by the depository for the global security to a nominee of the depository and except in the circumstances described in the prospectus supplement relating to the debt securities. We will describe in the prospectus supplement the terms of any depository arrangement and the rights and limitations of owners of beneficial interests in any global debt security. (Sections 204 and 305)

Restrictive Covenants

      In this section we describe the principal covenants that will apply to the debt securities unless the prospectus supplement for a particular series of debt securities states otherwise. We make use of several defined terms in this section. The definitions for these terms are located at the end of this section under “— Definitions Applicable to Covenants.”

Restrictions on Secured Debt

      If we or any Domestic Subsidiary shall incur, assume or guarantee any Debt secured by a Mortgage on any Principal Domestic Manufacturing Property or on any shares of stock or debt of any Domestic Subsidiary, we will secure, or cause such Domestic Subsidiary to secure, the debt securities then outstanding equally and ratably with (or prior to) such Debt. However, we will not be restricted by this covenant if, after giving effect to the particular Debt so secured the total amount of all Debt so secured, together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Domestic Manufacturing Properties, would not exceed 5% of our and our consolidated subsidiaries’ Consolidated Net Tangible Assets.

      In addition, the restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of the restriction, Debt secured by

(1) Mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time the corporation becomes a Domestic Subsidiary;

(2) Mortgages in favor of us or a Domestic Subsidiary;

(3) Mortgages in favor of U.S. governmental bodies to secure progress or advance payments;

(4) Mortgages on property, shares of stock or debt existing at the time of their acquisition, including acquisition through merger or consolidation, purchase money Mortgages and construction cost Mortgages; and

(5) any extension, renewal or refunding of any Mortgage referred to in clauses (1) through (4) above, inclusive. (Section 1004)

      The indenture does not restrict the incurrence of unsecured debt by us or our subsidiaries.

Restrictions on Sales and Leasebacks

      Neither we nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property whose completed construction and start of fully operating status has occurred more than 120 days prior to the proposed sale and leaseback, unless

-	we or the Domestic Subsidiary could incur a lien on the property under the restrictions described above under “Restrictions on Secured Debt” in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities then outstanding or

-	we, within 120 days, apply to the retirement of our Funded Debt an amount not less than the greater of (1) the net proceeds of the sale of the Principal Domestic Manufacturing Property leased pursuant to such arrangement or (2) the fair value of the Principal Domestic Manufacturing Property so leased, subject to credits for various voluntary retirements of Funded Debt.

      This restriction will not apply to any sale and leaseback transaction

-	between us and a Domestic Subsidiary,

-	between Domestic Subsidiaries or

-	involving the taking back of a lease for a period of less than three years. (Section 1005)

Definitions Applicable to Covenants

      The term “Attributable Debt” means the total net amount of rent, discounted at 10% per annum compounded annually, required to be paid during the remaining term of any lease.

      The term “Consolidated Net Tangible Assets” means the total amount of assets, less applicable reserves and other properly deductible items, after deducting (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as described on our and our consolidated subsidiaries’ most recent balance sheet and computed in accordance with generally accepted accounting principles.

      The term “Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

      The term “Domestic Subsidiary” means any of our subsidiaries except a subsidiary which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States or which is engaged primarily in financing our and our subsidiaries’ operations outside the United States.

      The term “Funded Debt” means Debt having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount of Debt.

      The term “Mortgage” means pledges, mortgages and other liens.

      The term “Principal Domestic Manufacturing Property” means any facility (together with the land on which it is erected and fixtures comprising a part of the land) used primarily for manufacturing or processing, located in the United States, owned or leased by us or one of our subsidiaries and having a gross book value in excess of  3/4 of 1% of Consolidated Net Tangible Assets. However, the term “Principal Domestic Manufacturing Property” does not include any facility or portion of a facility (1) which is a pollution control or other facility financed by obligations issued by a state or local governmental unit pursuant to Section 103(b)(4)(E), 103(b)(4)(F) or 103(b)(6) of the Internal Revenue Code of 1954, or any successor provision thereof, or (2) which, in the opinion of our board of directors, is not of material importance to the total business conducted by us and our subsidiaries as an entirety.

Events of Default

      Any one of the following are events of default under the indenture with respect to debt securities of any series:

(1) our failure to pay principal of or premium, if any, on any debt security of that series when due;

(2) our failure to pay any interest on any debt security of that series when due, continued for 30 days;

(3) our failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

(4) our failure to perform any other of our covenants in the indenture, other than a covenant included in the indenture solely for the benefit of other series of debt securities, continued for 90 days after written notice as provided in the indenture;

(5) certain events involving bankruptcy, insolvency or reorganization; and

(6) any other event of default provided with respect to debt securities of that series. (Section 501)

      If an event of default with respect to outstanding debt securities of any series shall occur and be continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities, the portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may, under some circumstances, rescind and annul the acceleration. (Section 502) For information as to waiver of defaults, see the section below entitled “Modification and Waiver”.

      A prospectus supplement relating to each series of debt securities which are original issue discount securities will describe the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of an event of default and its continuation.

      During default, the trustee has a duty to act with the required standard of care. Otherwise, the indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders shall have offered to the trustee reasonable indemnity. (Section 603) If the provisions for indemnification of the trustee have been satisfied, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (Section 512)

      We will furnish to the trustee annually a certificate as to our compliance with all conditions and covenants under the indenture. (Section 1007)

Defeasance

      The prospectus supplement will state if any defeasance provision will apply to the debt securities. Defeasance refers to the discharge of some or all of our obligations under the indenture.

Defeasance and Discharge

      We will be discharged from any and all obligations in respect of the debt securities of any series if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable.

      If we defease a series of debt securities, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for

-	the rights of holders to receive from the trust funds payment of principal, premium and interest on the debt securities,

-	our obligation to register the transfer or exchange of debt securities of the series,

-	our obligation to replace stolen, lost or mutilated debt securities of the series,

-	our obligation to maintain paying agencies,

-	our obligation to hold monies for payment in trust, and

-	the rights of holders to benefit, as applicable, from the rights, powers, trusts, duties and immunities of the trustee.

We may defease a series of debt securities only if, among other things:

-	we have received from, or there has been published by, the Internal Revenue Service a ruling to the effect that holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred, and

-	we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that the debt securities of the series, if then listed on the New York Stock Exchange, will not be delisted as a result of the deposit, defeasance and discharge. (Section 403)

Defeasance of Covenants and Events of Default

      We may elect not to comply with the covenants described above under “Restrictions on Secured Debt” (Section 1004) and “Restrictions on Sales and Leasebacks” (Section 1005), and the failure to comply with these covenants will not be deemed an event of default (Section 501(4)), if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable. Our obligations under the indenture and the debt securities of the series will remain in full force and effect, other than with respect to the defeased covenants and related events of default.

      We may defease the covenants and the related events of default described above only if, among other things, we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that

-	the holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance of the covenants and events of default, and the holders of the debt securities of the series will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred, and

-	the debt securities of the series, if then listed on the New York Stock Exchange, will not be delisted as a result of the deposit and defeasance. (Section 1006)

      If we choose covenant defeasance with respect to the debt securities of any series as described above and the debt securities of the series are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (4) under “Events of Default”, the amount of money and U.S. government securities on deposit with the trustee will be sufficient to pay amounts due on the debt securities of the series at the time of their stated maturity. The amount on deposit with the trustee may not be sufficient to pay amounts due on the debt securities of the series at the time of the acceleration resulting from the event of default. However, we will remain liable for these payments.

Modification and Waiver

      Procter & Gamble and the trustee may make modifications of and amendments to the indenture if the holders of at least 66 3/4% in principal amount of the outstanding debt securities of each series affected by the modification or amendment consent to the modification or amendment.

      However, the consent of the holder of each debt security affected will be required for any modification or amendment that

-	changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security,

-	reduces the principal amount of, or the premium, if any, or interest, if any, on, any debt security,

-	reduces the amount of principal of an original issue discount security payable upon acceleration of the maturity of the security,

-	changes the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any debt security,

-	impairs the right to institute suit for the enforcement of any payment on any debt security, or

-	reduces the percentage in principal amount of debt securities of any series necessary to modify or amend the indenture or to waive compliance with various provisions of the indenture or to waive various defaults. (Section 902)

      Without the consent of any holder of debt securities, we and the trustee may make modifications or amendments to the indenture in order to

-	evidence the succession of another person to us and the assumption by that person of the covenants in the indenture,

-	add to the covenants for the benefit of the holders,

-	add additional events of default,

-	permit or facilitate the issuance of securities in bearer form or uncertificated form,

-	add to, change, or eliminate any provision of the indenture in respect of a series of debt securities to be created in the future,

-	secure the securities as required by “Restrictions on Secured Debt,”

-	establish the form or terms of securities of any series,

-	evidence the appointment of a successor trustee, or

-	cure any ambiguity, correct or supplement any provision which may be inconsistent with another provision, or make any other provision, provided that any action may not adversely affect the interests of holders of debt securities in any material respect.

      The holders of at least 66 2/3% in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive compliance by us with various restrictive provisions of the indenture. (Section 1008)

      The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive any past default with respect to that series, except

-	a default in the payment of the principal of or premium, if any, or interest on any debt security of that series, or

-	a default in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series that would be affected. (Section 513)

Consolidation, Merger and Sale of Assets

      If the conditions below are met, we may, without the consent of any holders of outstanding debt securities:

-	consolidate or merge with or into another entity, or

-	transfer or lease our assets as an entirety to another entity.

      We have agreed that we will engage in a consolidation, merger or transfer or lease of assets as an entirety only if

-	the entity formed by the consolidation or into which we are merged or which acquires or leases our assets is a corporation, partnership or trust organized and existing under the laws of any United States jurisdiction and assumes our obligations on the debt securities and under the indenture,

-	after giving effect to the transaction no event of default would have happened and be continuing, and

-	various other conditions are met. (Article Eight)

Regarding the Trustee

      The First National Bank of Chicago is the trustee under the indenture. The First National Bank of Chicago is also a depository of Procter & Gamble and has performed other services for us and our subsidiaries in the normal course of its business.

DESCRIPTION OF WARRANTS

      This section describes the general terms and provisions of the warrants to which any prospectus supplement may relate. The particular terms of the warrants offered by any prospectus supplement and the extent, if any, to which the general provisions may apply to the warrants so offered will be described in the prospectus supplement relating to the offered warrants.

      We may issue the following types of warrants:

-	warrants for the purchase of debt securities,

-	warrants to buy or sell government debt securities, which are debt securities of or guaranteed by the United States,

-	warrants to buy or sell foreign currencies, currency units or units of a currency index or currency basket,

-	warrants to buy or sell units of a stock index or stock basket, and

-	warrants to buy and sell a commodity or a commodity index.

      We may issue warrants independently or together with any debt securities offered by any prospectus supplement. Warrants may be attached to or separate from any debt securities. The warrants will be settled either through physical delivery or through payment of a cash settlement value as described below and in any applicable prospectus supplement.

      Warrants will be issued under a warrant agreement to be entered into between Procter & Gamble and a bank or trust company, as warrant agent, all as described in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants.

      We have incorporated by reference the form of warrant agreement, including the form of warrant certificate, as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the form of warrant agreement are not complete. You should read the form of warrant agreement for a more complete understanding of the provisions described in this section. The warrant agreement itself, not this description or the description in the prospectus supplement, defines your rights as a holder of warrants.

Terms

      The prospectus supplement will describe the following terms of the offered warrants:

-	the offering price;

-	the currency, currency unit, currency index or currency basket based on or relating to currencies for which warrants may be purchased;

-	the date on which the right to exercise the warrants commences and the date on which the right expires;

-	whether the warrant certificates will be issuable in definitive registered form or global form or both;

-	federal income tax consequences;

-	whether the warrant is for debt securities, government debt securities, currencies, currency units, currency indices or currency baskets, stock indices, stock baskets, commodities,

commodity indices or another index or reference as described in the prospectus supplement; and

-	any other terms of the warrants, including any terms which may be required or advisable under United States laws or regulations.

Warrants to Purchase Debt Securities

      If the offered warrants are to purchase debt securities, the prospectus supplement will also describe

-	the designation, total principal amount, currency, currency unit or currency basket of denomination and other terms of the debt securities purchasable upon exercise of the offered warrants;

-	the designation and terms of the debt securities with which the offered warrants are issued and the number of offered warrants issued with each debt security;

-	the date on and after which the offered warrants and the related debt securities will be separately transferable; and

-	the principal amount of debt securities purchasable upon exercise of one offered warrant and the price at which and currency, currency unit or currency basket in which such principal amount of debt securities may be purchased upon exercise.

Warrants to Buy or Sell Government Debt Securities or Foreign Currencies

      If the offered warrants are to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, the offered warrants will be listed on a national securities exchange and the prospectus supplement will describe

-	the amount and designation of the government debt securities or currency, currency unit, currency index or currency basket, as the case may be, subject to each offered warrant,

-	whether the offered warrants provide for cash settlement or delivery of the government debt securities or foreign currency, currency unit, units of the currency index or currency basket upon exercise, and

-	the national securities exchange on which the offered warrants will be listed.

Warrants on a Stock Index or a Stock Basket

      If the offered warrants are warrants on a stock index or a stock basket, the offered warrants will provide for payment of an amount in cash determined by reference to increases or decreases in the stock index or stock basket and will be listed on a national securities exchange, and the prospectus supplement will describe

-	the terms of the offered warrants,

-	the stock index or stock basket covered by the offered warrants and the market to which the stock index or stock basket relates, and

-	the national securities exchange on which the offered warrants will be listed.

Warrants on a Commodity or Commodity Index

      If the offered warrants are warrants on a commodity or commodity index, the offered warrants will provide for cash settlement or delivery of the particular commodity or commodities and the offered warrants will be listed on a national securities exchange. The prospectus supplement will describe

-	the terms of the offered warrants,

-	the commodity or commodity index covered by the offered warrants and the market, if any, to which the commodity or commodity index relates, and

-	the national securities exchange on which the warrants will be listed.

Warrant Certificates

      Warrant certificates may be exchanged for new warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Warrants to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, and warrants on stock indices or stock baskets or on commodities or commodity indices may be issued in the form of a single global warrant certificate, registered in the name of the nominee of the depository of the warrants, or may initially be issued in the form of definitive certificates that may be exchanged, on a fixed date, or on a date or dates selected by us, for interests in a global warrant certificate, as described in the applicable prospectus supplement.

      Prior to the exercise of their warrants, holders of warrants to purchase debt securities will not have any of the rights of holders of the debt securities purchasable upon exercise of the warrant, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities or to enforce covenants in the indenture.

Exercise of Warrants

      As described in or calculable from the prospectus supplement relating to the warrants, you may exercise your warrant

-	to purchase the principal amount of debt securities at the exercise price,

-	to buy or sell the amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities at the exercise price, or

-	to receive such settlement value in respect of such amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodity index.

      Warrants may be exercised at any time up to 3:00 P.M. New York time on the date described in the prospectus supplement relating to such warrants or as may be otherwise described in the prospectus supplement. After that time on that date, or a later date to which the date may be extended by us, unexercised warrants will become void.

      If there are no restrictions or additional requirements described in the prospectus supplement, you may exercise warrants by delivering to the warrant agent

-	the properly completed and duly executed warrant certificate, and

-	payment as provided in the prospectus supplement of the amount required to purchase the debt securities, or, except in the case of warrants providing for cash settlement, payment for or delivery of the government debt securities or currency, currency unit, currency index, currency basket, stock index, stock basket, commodity or commodities index as the case may be, purchased or sold upon the exercise of the warrant.

      Warrants will be deemed to have been exercised upon receipt of the warrant certificate and any payment, if applicable, at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. We will, as soon as possible, issue and deliver the debt securities purchasable upon exercise, or buy or sell the government debt securities or currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities or pay the settlement value in respect of the warrants. If you exercise fewer than all of the warrants represented by the warrant certificate, you will receive a new warrant certificate for the remaining amount of the warrants.

PLAN OF DISTRIBUTION

General

      We may sell debt securities and/or warrants in one or more transactions from time to time to or through underwriters, who may act as principals or agents, directly to other purchasers or through agents to other purchasers.

      A prospectus supplement relating to a particular offering of debt securities or warrants may include the following information:

-	the terms of the offering,

-	the names of any underwriters or agents,

-	the purchase price of the securities from us,

-	the net proceeds to us from the sale of the securities,

-	any delayed delivery arrangements,

-	any underwriting discounts and other items constituting underwriters’ compensation,

-	any initial public offering price, and

-	any discounts or concessions allowed or reallowed or paid to dealers.

      The distribution of the debt securities and warrants, if any, may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Underwriting Compensation

      In connection with the sale of debt securities and warrants, if any, underwriters may receive compensation from us or from purchasers for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell debt securities and warrants to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

      Underwriters, dealers and agents that participate in the distribution of debt securities and warrants may be deemed to be underwriters under the Securities Act. Any discounts or commissions that they receive from us and any profit that they receive on the resale of debt securities and warrants may be deemed to be underwriting discounts and commissions under the Securities Act. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent and describe the compensation received from us.

Indemnification

      We may enter agreements under which underwriters and agents who participate in the distribution of debt securities and warrants may be entitled to indemnification by us against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

Related Transactions

      Various of the underwriters who participate in the distribution of debt securities or warrants, and their affiliates, may perform various commercial banking and investment banking services for us from time to time in the ordinary course of business.

Delayed Delivery Contracts

      We may authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase debt securities and/or warrants from us pursuant to contracts providing for payment and delivery on a future date. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve these institutions. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the debt securities and/or warrants shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

No Established Trading Market

      The debt securities and/or warrants, when first issued, will have no established trading market. Any underwriters or agents to or through whom we sell debt securities or warrants for public offering and sale may make a market in the securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities or warrants.

Price Stabilization and Short Positions

      If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the Securities and Exchange Commission may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering, that is if they sell more securities than are set forth on the cover page of the prospectus supplement, the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

      We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL OPINIONS

      The validity of the issuance of our securities offered by this prospectus will be passed upon for The Procter & Gamble Company by Terry L. Overbey, Secretary, and for any underwriters or agents by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations). Mr. Overbey may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson. Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Mr. Overbey. Fried, Frank, Harris, Shriver & Jacobson performs legal services for us from time to time.

EXPERTS

      Deloitte and Touche LLP, independent accountants, have audited our consolidated financial statements, which are incorporated by reference from our annual report on Form 10-K. Our consolidated financial statements are incorporated by reference in reliance on Deloitte and Touche LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC reference rooms:

450 Fifth Street, N.W. Room 1024 Washington, DC 20549	7 World Trade Center Suite 1300 New York, New York	500 West Madison Street Suite 1400 10048 Chicago, Illinois 60661

Please telephone the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an internet site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. You may find our reports, proxy statements and other information at this SEC website.

      In addition, you can obtain our reports, proxy statements and other information about Procter & Gamble at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and at the offices of the Cincinnati Stock Exchange, 400 LaSalle Street, 5th Floor, Chicago, Illinois 60605.

      The SEC allows us to “incorporate by reference” into this document the information which we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

-	Our Annual Report on Form 10-K for our fiscal year ended June 30, 1999

-	Our Current Report on Form 8-K filed on August 11, 1999

      In addition to the documents listed above, we also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information filed in response to Items 402(i), (j) and (k) of Regulation S-K) until we have sold all of the offered securities to which this prospectus relates or the offering is otherwise terminated.

      You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into the filing), at no cost, by writing us at the following address or telephoning us at (513) 983-8697 between 8:00 a.m. and 5:00 p.m., Eastern Standard Time:

The Procter & Gamble Company

Attn: Linda D. Rohrer, Assistant Secretary
1 Procter & Gamble Plaza
Cincinnati, Ohio 45202-3315

      You may also get a copy of these reports from our website at http://www.pg.com. Please note, however, that we have not incorporated any other information by reference from our website, other than the documents listed above.

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any supplemental prospectus is accurate as of any date other than the date on the front of those documents.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

$400,000,000

The

Procter & Gamble
Company

4.00% Notes

due April 30, 2005

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Goldman, Sachs & Co.